Filed by Arcadium Lithium plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Livent Corporation

Commission File No. 333-273360

Below are excerpts from a transcript of a conference involving Gilberto Antoniazzi, Chief Financial Officer of Livent Corporation.

Livent Corp. (LTHM)	Raw Transcript
Deutsche Bank Lithium and Battery Supply Chain Conference	06-Dec-2023

Q

Right. Makes sense. Now, so let's open it a way to ttalk a little bit about the mantra with Allkem. So just as a reminder for everyone, I believe you have the shareholder vote scheduled for December of 19 and then...

A

Yes.

Q

...expected closure by January 4. Do you want to maybe comment a little bit on expectation? I think what investors are trying to understand is really how is the combination of the assets going to work in practice and then obviously as well, how are you going to approach maybe James Bay and Nemaska, especially still in the current context of maybe some company strategy or to think about the pace of expansion and development?

A

Yeah. So I think that just an update on the [ph] process of the market itself, as you said, we have votes. Several votes on the 19th of December. We expect, based on shareholder's vote to finalize the merger transaction. Issue the new stock of Arcadium which will be the name of the new company on January 4. So this is progressing well. In terms of the – a lot of the merits of the transaction of the merger is really based on the asset footprint that both companies bring and we have some assets are what we call co-located in Argentina and Canada, the two geographies you mentioned. And let me go by part. In Argentina, ultimately, there is two regions of sourcing lithium for us. One is in the province called Jujuy. And for us, I mean Arcadium and the other one is the province of Catamarca. In Catamarca we've been operating there for 30 years and Allkem has been started a project there for the past 2.5, 3 years, and they are ramping up that project we expect to produce by early 2026. So this project, it's literally 30 minutes, 20 minutes drive from where we are. So there'll be a lot of benefits in terms of combining know-how and reducing costs from driving both projects in Argentina.

When we go to Canada, so Nemaska is a project that's it's more advanced than Allkem project James Bay. We actually have – continue to advance in the construction of both the mine and the hydroxide facility and we view that, you know, that the mining construction is relatively simple compared to processing facility for hydroxide. I'm not saying that it's easier, easy, but it's easier. So our view remains that, and by the way, both assets, both mines, James Bay and Whabouchi from Nemaska, they are about 100 kilometers away, which is nothing for mining standards in Canada. So we believe that once we get going in James Bay we can really channel that production into the same site we're building our processing facility for Nemaska and that will drive again literally millions and millions of dollars of synergies and savings. How we approach that capital disbursement, I think both companies have a plan. I think I can talk for Livent, that we are very committed to the plans we have. And I think as we combine both companies, we're going to revisit or just realign the plan on that, to ensure that we create actually what I call the synergies, which means that we have a crew building something that they finish and start immediately building something else, as opposed to perhaps two crews building the same plans and so .on. So but we're very committed to the growth. Because the genesis of this transaction in a lot of respect.

Q

So the focus would be first on Nemaska, right, kind of bringing that mine up and running. And I think you're already there with more advanced, and then focusing and putting all effort on James Bay.

A

Yeah, I must say that we put James Bay as a second priority. It is just a natural progression...

Q

Yeah.

A

...where we are in Nemaska that would probably fit that way. Right. That's that's kind of the view right now.

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Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Allkem Limited (“Allkem”) or Livent Corporation (“Livent”) at the time of this announcement and are not guarantees of future performance.

Examples of forward-looking statements in this announcement (made at the date of this announcement unless otherwise indicated) include, among others, statements regarding the future performance of the combined company, the perceived and potential synergies and other benefits of the transaction, and expectations around the financial impact of the transaction on the combined company’s financials. In addition, this announcement contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Allkem and Livent for Allkem, Livent and the combined company, the anticipated timing for and outcome and effects of the transaction (including expected benefits to shareholders of Allkem and Livent), anticipated production, production capacity or construction or development commencement dates, costs or production outputs, capital expenditure and future demand for lithium, expectations for the ongoing development and growth potential of the combined company and the future operation of Allkem, Livent and the combined company.

Forward-looking statements are not statements of historical fact and actual events and results may differ materially from those contemplated by the forward-looking statements as a result of a variety of known and unknown risks, uncertainties, and other factors (many of which are outside the control of Allkem, Livent and the combined company), some of which are described from time to time in Livent’s filings with the Securities and Exchange Commission (the “SEC”) and Allkem’s filings with the ASX, including Livent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Allkem’s Annual Report for the financial year ended 30 June 2022 (Appendix 4E), Half-Year Report for the half year ended 31 December 2022 (Appendix 4D), and Activities Report for the quarter ended 30 September 2023, and future filings and reports by either Allkem or Livent.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of Arcadium Lithium plc (“Arcadium Lithium”) following completion of the proposed transaction; and anticipated growth strategies and anticipated trends in Livent’s, Allkem’s and, following the completion of the proposed transaction, Arcadium Lithium’s business.

In addition, other factors related to the transaction between Allkem and Livent that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the transaction within the expected time period (if at all); potential difficulties in Allkem’s and Livent’s ability to retain employees as a result of the announcement and pendency of the transaction; risks relating to the value of Arcadium Lithium’s shares to be issued in the transaction; disruptions of Allkem’s and Livent’s current plans, operations and relationships with customers caused by the announcement and pendency of the transaction; legal proceedings that may be instituted against Allkem and Livent following announcement of the transaction; funding requirements; lithium and other commodity prices; exploration, development and operating risks (including unexpected capital or operating costs); production risks; regulatory restrictions (including environmental regulations and associated liability, changes in regulatory restrictions or regulatory policy and potential title disputes) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Livent’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the transaction will be implemented or that plans of the directors and management of Allkem and Livent for the combined company will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Allkem, Livent or the combined company (including the realisation of any expected synergies).

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This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of Allkem, Livent or Arcadium Lithium, or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional information and where to find it

Arcadium Lithium has filed with the SEC, and the SEC has declared effective on November 20, 2023, a registration statement on Form S-4 (File No. 333-273360) that contains a proxy statement/prospectus and other documents (the “Form S-4”). Livent has mailed the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitution for any registration statement, proxy statement/prospectus or other documents that are or may be filed with the SEC in connection with the proposed transaction.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCADIUM LITHIUM, LIVENT, ALLKEM, THE TRANSACTION AND RELATED MATTERS. The Form S-4, the proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the transaction is or will be available when filed free of charge on the SEC’s web site at www.sec.gov.  Copies of documents filed with the SEC by Livent will be made available free of charge on Livent’s investor relations website (at https://ir.livent.com/overview/default.aspx).

Participants in the Solicitation

Livent, Allkem, Arcadium Lithium and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the transaction, including a description of their direct or indirect interests in the transaction, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials  filed with the SEC. Information regarding the directors and executive officers of Livent is contained in Livent’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on March 16, 2023, its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 24, 2023, subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Information about Allkem’s directors and executive officers is set forth in Allkem’s latest annual report dated 25 August 2022, as updated from time to time via announcements made by Allkem on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Livent security holders in connection with the transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.